

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Kevin Murphy
Chief Executive Officer
Acreage Holdings, Inc.
366 Madison Avenue, 11th Floor
New York, New York 10017

> **Re: Acreage Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 22, 2020**
> **File No. 333-239332**

Dear Mr. Murphy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that your exclusive forum provision in your Articles of Incorporation identifies the Supreme Court of British Columbia, Canada and the Court of Appeal of British Columbia as the exclusive forum for certain litigation. Please disclose in the registration statement whether this provision applies to actions arising under the U.S. federal securities laws. If the provision applies to claims under the U.S. federal securities laws, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. In addition, please provide risk factor disclosure describing any risks to investors, including any uncertainty as to whether a court would enforce such provision.

2.   We note that you have not incorporated by reference Exchange Act filings made prior to the effective date of the registration statement. In that regard, please revise to incorporate by reference your Quarterly Report on Form 10-Q filed on June 30, 2020. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Lopez at 202-551-3792 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services